IMA EXPLORATION INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

Introduction

The following management discussion and analysis and financial review, prepared as of August 13, 2009, should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2009 and audited annual consolidated financial statements and related notes for the year ended December 31, 2008.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars.  Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Overview

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  As of this date the Company is an exploration stage company and has not generated any revenues.  The Company is entirely dependent on the equity market for its source of funds.  There is no assurance that a commercially viable mineral deposit exists on any of the properties.  Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

On July 16, 2009, the Company announced that it has signed a Letter Agreement outlining in principle the terms for a merger with Kobex Resources Ltd. and International Barytex Resources Ltd., combining to create a new mineral exploration company.  The Proposed Transaction is subject to a number of conditions including, but not limited to, the completion of confirmatory due diligence, definitive documentation, and regulatory and shareholder approvals. Subject to satisfaction of all conditions, completion of the Proposed Transaction is expected to occur prior to September 30, 2009. This transaction will constitute a change of control.  Refer to Related Party Transactions for the implications.

Selected Quaterly Financial Information and Second Quarter Discussion

The following selected consolidated financial information is derived from the unaudited interim consolidated financial statements of the Company.  The information has been prepared in accordance with Canadian GAAP.

	Fiscal 2009		Fiscal 2008				Fiscal 2007
	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sept. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sept. 30 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(457,029)	(280,574)	(3,006,348)	(687,962)	(293,443)	(314,157)	18,089,343	(515,787)
Net Income (Loss) per Common Share - Basic and Diluted	(0.01)	(0.01)	(0.05)	(0.01)	(0.01)	(0.01)	0.35	(0.01)

Summary of Financial Results

For the three months ended June 30, 2009, the Company reported a consolidated loss of $457,029 ($0.01 per share), an increase of $163,586 from the loss of $293,443 ($0.01 per share) for the three months ended June 30, 2008.  The increase in the loss in 2009, compared to the 2008 amount, can primarily be attributed to a $113,135 loss from equity investment and a $123,926 decrease in interest income, partially offset by a $66,836 decrease in operating expenses.

Results of Operations

The Company’s operating expenses for the six months ended June 30, 2009 were $965,477, a decrease of $10,603 from $976,080 in the 2008 period as a result of the following:

(i)

Corporate development and investor relations decreased by $44,076 to $37,568 in the 2009 period compared to $81,644 in the 2008 period mainly due to decreased costs associated with advertising and attendance at investor conferences.

(ii)

Exploration expenditures increased by $94,010 in the 2009 period mainly as a result of the Company completing the first stage of the Island Copper project in 2009.  There were no specific projects in the 2008 period.

(iii)

Professional fees decreased by $95,563 in the 2009 period due to reduced legal fees.

(iv)

Salaries and employee benefits increased by $66,261 due to increased activity compared to the 2008 period. The salary expense is comprised of an allocation of fees from Grosso Group Management Ltd. (“Grosso Group” – see discussion in related parties below).

                In the 2009 period the Company recorded interest income of $192,060 compared to $382,470 in the 2008 period as a result of the Company having less short-term investments on hand and lower interest rates on its short-terminvestments in the 2009 period. In addition the Company recorded a gain of $217,294 on its held-for-trading investment.

The Company has accounted for the investment in Blue Sky Uranium Corp. using the equity method.  Blue Sky is under management in common. During the six months ending June 30, 2009 the Company recorded a $171,648 loss resulting from accounting for the investment.  During the period, the Company’s holdings of Blue Sky was diluted from 22% to 19%. As a result, the Company recorded a dilution loss of $11,357.

Liquidity and Capital Resources

The Company’s cash position at June 30, 2009 was $335,259, an increase of $232,553 from December 31, 2008.  Short-term investments decreased by $1,028,058 to $20,319,711 at June 30, 2009 from $21,347,769 at December 31, 2008.  Total assets at June 30, 2009 were $21,861,970, a decrease of $822,629 from $22,684,599 at December 31, 2008.

The Company has received $Nil from the exercise of options and warrants from January 1, 2009 to August 13, 2009.  As at August 13, 2009, the Company had working capital of approximately $21,200,000.

The Company considers that it has adequate resources to maintain its operations for the next fiscal year.  The funds on hand will allow the company to acquire viable advance stage exploration assets. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of mineral exploration projects as needed.  There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Operating Cash Flow

Cash outflow from operating activities for the six months ended June 30, 2009 was $289,399, compared to cash inflow for the 2008 period of $17,914,632.  The difference is primarily as a result of the receipt of the Navidad interest in the 2008 period.

Financing Activities

During the six months ended June 30, 2009 and 2008 there were no cashflows from financing activities.

Investing Activities

Investing activities generated cash of $521,952 during the six months ended June 30, 2009, compared to cash outflow of $17,899,800 for the 2008 period.  In the 2009 period this was a result of $28,048 of acquisition costs on the Island Copper project and a $550,000 decrease in short-term investments. In 2008, this was a result of an increase of $499,800 of marketable securities and a $17,400,000 increase of short-term investments.

Related Party Transactions

(a)

The Company engages Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation and Blue Sky, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

During the six months ended June 30, 2009, the Company incurred fees of $347,063 (2008 - $225,048) to the Grosso Group: $359,032 (2008 - $229,338) was paid in monthly payments and $11,969 (2008 - $4,290) is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period.  Also, included in deposits is a $205,000 (2008 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

(b)

During the six months ended June 30, 2009, the Company paid $206,750 (2008 - $185,000) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

(c)

Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses.  Discretionary bonuses may also be paid if approved by the compensation committee.  Accordingly, the total compensation paid to the director in the six months ended June 30, 2009 was $50,000 (2008 - $60,000).

This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above. This consulting agreement was terminated on April 1, 2009.

(d)

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000.  Accordingly, the total compensation paid to the President in the six months ended June 30, 2009 was $125,000 (2008 - $125,000). This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on June 30, 2009, the amount payable under the contract would be $1,211,500.  In the event the contract is terminated by the Company as a result of the President’s death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 plus one years fees of $250,000 is payable.  At June 30, 2009, the Company has accrued a total of $711,500 (2008 - $nil) related to this bonus and termination benefits.

Effective May 1, 2007, the Company negotiated agreements with the other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee.  The agreements may be terminated at any time at the other companies’ discretion upon 30 days written notice.  The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President’s services, at which time the fee would be adjusted accordingly.  For the period ended June 30, 2009, the Company has accrued a receivable of $18,000 (2008 - $38,292) from the other shareholder companies which has been recorded as a decrease in Administrative and management services expense. This amount is reflected in the total amount paid to directors and officers discussed in Note 10(b) above.  The fees are reviewed and adjusted on a periodic basis.

(e)

Effective June 1, 2008 the Company resumed a consulting agreement with a company controlled by an officer of the Company for $63,500 per year.  Accordingly, the total compensation paid to the officer in the six months ended June 30, 2009 was $31,750 (2008 - $Nil). This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the officer consisting of six months salary.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Principal Property

Island Copper Property, British Columbia

On May 12, 2008 the Company announced that it entered into a binding Letter of Intent with Western Copper Corporation (“Western Copper”) to further explore and develop the Island Copper Property in which the Company has the right to acquire up to a 70% interest.  The Island Copper Property, which includes the Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C., approximately 25 kilometers southwest of Port Hardy, B.C.

The Company has agreed to expend a minimum of $1.9 million in the first year of a three year option period (incurred). Over years two and three the Company has an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit to meet the required terms of the agreement.  This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1).  The Company can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

The Island Copper Property, owned 100% by Western Copper, consists of 216 mineral claims (approximately 42,669 hectares) located in a known copper-porphyry mining camp and surrounds the formerly producing Island Copper Mine of BHP-Utah.  During Island Copper’s operation from 1971 to 1995, the mine produced 345 million tonnes of ore with average metal grades of 0.41% Cu, 0.017% Mo and 0.19 g/t Au.  The rhenium content of the molybdenum concentrate was an important by-product. Current demand for rhenium has driven prices to $10,550 per kilogram.

The Hushamu deposit hosts a NI 43-101 compliant measured and indicated resource of 230.9 million tonnes grading 0.28% Cu and 0.31 g/t Au, containing 2.08 million ounces of gold and 1.39 billion pounds of copper, as well as an inferred resource of 52.8 million tonnes grading 0.28% Cu, 0.38 g/t Au, containing 327 million pounds of copper and 0.59 million ounces of gold. The deposit also contains unclassified molybdenum mineralization.

Table 1 summarizes the April 2005 mineral resource estimate at 0.10%, 0.20% and 0.30% Cu cut-offs.  Additional infill and step out drilling is required to define the molybdenum, silver, and rhenium content and define the extent of mineralization.

Table 1: Summary of Resource Estimation for the Hushamu Copper-Gold Deposit

Class	Cu Cut-off (%)	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)
Measured	0.10	87.7	0.21	0.206
Indicated	0.10	495.8	0.20	0.240
Measured + Indicated	0.10	583.5	0.20	0.240
Inferred	0.10	151.9	0.19	0.274

Measured	0.20	39.2	0.29	0.309
Indicated	0.20	191.7	0.27	0.309
Measured + Indicated	0.20	230.9	0.28	0.309
Inferred	0.20	52.8	0.28	0.377

Measured	0.30	14.0	0.37	0.411
Indicated	0.30	49.7	0.37	0.411
Measured + Indicated	0.30	63.7	0.37	0.411
Inferred	0.30	18.2	0.35	0.480

At least 5 additional copper-molybdenum-gold porphyry targets and more than 15 poly-metallic volcanic and sediment hosted targets occur within the property and the Company considers the overall property to host an extensive exploration upside.

During the fall of 2008, IMA completed an initial drilling program at 2 of the 7 known mineral occurrences on the project:  Northwest Expo and Hushamu.  The program consisted of 13 holes of HQ size core drilling totaling 5,123 metres, with 11 holes totaling 4,610 metres drilled at Northwest Expo and 2 holes totaling 513 metres at Hushamu.  Drilling was carried out by Matrix Diamond Drilling Inc. of British Columbia.

Drilling of the Northwest Expo target was designed to delineate the northwest projection of the mineralized zone beyond significant intercepts of copper, molybdenum and gold achieved by Western Copper in their 2007 drilling program.  The 2008 program utilized new logging roads to establish 5 drill pads located 300 to 400 metres apart with 2 to 3 holes drilled from each pad.

At Hushamu, drilling was designed to confirm the grade continuity of the core portion of the mineralized zone, particularly for rhenium and molybdenum, which had never been systematically analyzed in previous drilling programs.  The 2008 program utilized refurbished logging roads to establish 2 drill pads located about 1 kilometre apart with 1 hole drilled from each pad.

Reported intercepts from the Company 2008 drilling are summarized in the table below:

Target	Hole No.		Interval (m)	Length (m)	Au (g/t)	Cu (%)	Mo (%)	Re (ppm)
NW Expo	EC08-248		267 – 367	100	0.052	0.003	0.003	0.215
		including	267 – 271	4	0.026	0.002	0.022	0.561
NW Expo	EC 08-250		291 – 487	196	0.149	0.009	0.019	1.222
		including	299 – 313	14	0.074	0.003	0.031	1.280
		and	381 – 473	92	0.218	0.015	0.030	2.210
		or	413 – 433	20	0.299	0.017	0.045	1.987
		and	445 – 471	26	0.152	0.011	0.036	4.806
NW Expo	EC 08-252		165 – 455	290	0.227	0.026	0.016	0.490
		including	165 – 267	102	0.121	0.006	0.020	0.754
		and	215 – 231	16	0.172	0.009	0.037	1.725
		and	329 – 453	124	0.299	0.053	0.017	0.359
		or	359 – 391	32	0.554	0.092	0.010	0.191
		and	417 – 443	26	0.114	0.029	0.035	0.230
NWExpo	EC08-254		194 – 432	238	0.606	0.084	0.010	0.264
		including	238 – 402	164	0.817	0.119	0.011	0.367
		or	272 – 288	16	1.123	0.127	0.017	0.661
		and	298 – 402	104	0.982	0.151	0.007	0.277
		and	326 – 362	36	1.295	0.246	0.007	0.173
Hushamu	HI08-03		10.7 – 190	179.3	0.471	0.423	0.011	0.436
		including	28 – 102	74	0.655	0.469	0.008	0.391
		or	28 – 190	162	0.475	0.438	0.011	0.421
Hushamu	EC08-08		8 – 172	164	0.505	0.303	0.007	0.419

At Northwest Expo, the mineralized zone was confirmed as a tabular shaped, +600 metre long by 300 metre thick hydrothermal breccia body striking approximately east-west and dipping moderately to the north.  The drilling program was successful in delineating both the northern down-dip extent and the eastern fault-bounded extent of the mineralized zone, but the western strike projection of the zone remains open and untested towards the western Property boundary.  Copper values appear to decrease down-dip to the north within the zone relative to previous drilling results to the south, but gold, molybdenum and rhenium values are persistent throughout the zone.  Preliminary microscopy work completed on 11 selected core samples from the zone confirmed hydrothermal breccia textures and alteration mineralogy similar to epithermal mineral deposits.

At Hushamu, the mineralized zone is relatively well established in shape, dimensions and grades of copper and gold.  Sufficient size and grades have been established to warrant a pre-feasibility study.  From the limited drilling completed in 2008, the values and distribution of molybdenum and particularly rhenium within and peripheral to the zone appear to be persistent and correlate well with copper and gold.

The Company is carefully reviewing a number of advanced potential-flagship projects that meet its criteria of established  resources, near-term cash flow and significant exploration potential. The current market conditions are resulting in unique opportunities to acquire high-quality assets at historically low costs.

The technical information above has been reviewed by Dr. David A. Terry, P.Geo., Senior VP Exploration and Director, a Qualified Person as defined in National Instrument 43-101 (a “Qualified Person”).

Contractual Commitments

As of June 30, 2009, the Company had no commitments.

Further details of the Company’s option payments and expenditure commitments are disclosed in note 7 to the Company’s June 30, 2009 unaudited consolidated financial statements.

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 4 of the Company's consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Mineral Properties

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the property reaches development stage. All direct costs related to the acquisition of mineral property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The Company has accounted for this change in accounting policy on a retroactive basis. The impact of this change on the previously reported June 30, 2008 consolidated financial statements is as follows:

	As previously reported $	Restatement $	As restated $
Mineral property interests as at June 30, 2008	35,587	(35,587)	-
Exploration expense for the period ended June 30, 2008	82,456	35,587	118,043
Loss for the period ended June 30, 2008	(572,012)	(35,587)	(607,599)
Loss per share for the period ended June 30, 2008	(0.01)	(0.01)	(0.02)
Deficit at June 30, 2008	(40,746,105)	(35,587)	(40,781,692)
Cash flows from operating activities for the period ended June 30, 2008	(549,781)	(35,587)	(585,368)
Cash flows from investing activities for the period ended June 30, 2008	564,613	35,587	600,200

When a property is placed in commercial production, acquisition costs will be depleted using the units-of-production method.  Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

The Company accounts for foreign value added taxes paid as expenses when incurred.  The recovery of these taxes will commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a recovery of exploration expenses.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Recent Accounting Pronouncements

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and
Financial Liabilities.” The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the company’s financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the company’s financial statements.

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

•

In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however, exemptive relief requires approval of the Canadian Securities Administrators.

•

In August 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, we commenced the planning process during the second quarter of 2009. Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS. Current status of the project is as follows:

Resources

•

We have retained the service of a major public accounting firm to provide technical and process management assistance for the project.

•

We will continue to invest in training and resources to ensure a timely and effective conversion.

Process

•

A diagnostic assessment of the key impact areas is currently underway.

•

A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer, is currently underway.

•

Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project.

•

A high-level impact assessment of IFRS conversion on our IT systems and tax processes is underway.

•

Our audit committee is monitoring our progress and is kept informed of issues identified.

•

Our external auditor is advised of the progress status and issues identified.

We anticipate that there will be changes in accounting policies and these changes may materially impact our financial statements.

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 15 of the Company's consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

Financial Instruments

The Company's financial instruments as at June 30, 2009 consist of cash, short-term investments, amounts receivable and accounts payable and accrued liabilities.  For discussion of the valuation of these financial instruments for financial reporting purposes, refer to the Critical Accounting Estimates and Recent Accounting Pronouncements section above.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Metal Price Risk:  The Company’s portfolio of properties has exposure to predominantly Copper, silver and gold. The prices of these metals, especially copper, greatly affect the value of the Company and the potential value of its properties and investments.

Financial Markets:  The Company is dependent on the equity markets as its sole source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk:  Exploration is presently carried out in Canada and is currently being reviewed in South America.  This exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  Political risks may adversely affect the Company’s potential projects and operations. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Environmental Risk:  The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines.  Programs may also be delayed or prohibited in some areas.  Although minimal at this time, site restoration costs are a component of exploration expenses.

Disclosure Control and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and assessed the design and the operating effectiveness of the Company’s disclosure controls and procedures and are satisfied with the effectiveness and design of these disclosure controls and procedures for the quarter ended June 30, 2009.

The CEO and CFO acknowledge responsibility for the design, establishment and maintenance of internal control over financial reporting (“ICFR”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The CEO and CFO confirm that there were no changes in these controls that occurred subsequent to our fiscal year ended December 31, 2008, during the quarter ended June 30, 2009, except as disclosed below which materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Based on that assessment, management concluded that, as at June 30, 2009, the Company‘s ICFR was not effective.  A material weakness existed in the design of ICFR caused by a lack of adequate segregation of duties in the financial close process. The CFO is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management and the Board of Directors are continuing to work on developing compensating controls to mitigate the risk of ineffective segregation of duties. The Company will continue to monitor its internal controls and implement appropriate improvements as required.

Investor Relations

Mr. Sean Hurd is the Company's Vice-President, Investor Relations and coordinates investor relations’ activities.  The Company maintains a website at  www.imaexploration.com.

On June 1, 2008, the Company entered into a one year agreement with Michael Baybak and Company (“MBC”) to provide assistance in the continuing development of shareholder communication, with particular focus in the United States. The program will focus on corporate development and financial advisory media through programmed media development activities. Under the agreement MBC was paid $4,000 per month.  250,000 stock options were granted at $0.54, subject to a four-month hold period. As of October 1, 2008, it was mutually agreed upon to suspend the monthly retainer and review the contract in 2009 for possible reinstatement.

Share Data Information

The Company’s authorized share capital is an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.  As at June 30, 2009, there were 52,132,064 outstanding common shares and 1,478,000 stock options, which were outstanding and exercisable, with an exercise prices ranging from $0.54 to $4.16 per share.  In addition, as at June 30, there were 1,666,670 warrants outstanding with exercise of $3.45 per share.

As of August 13, 2009 there were 52,132,064 common shares, 1,666,670 warrants and 1,468,000 stock options outstanding.